 Exhibit 99.1

Marine Harvest ASA (OSE:MHG, NYSE:MHG) Adjustment To Conversion Price Of Convertible Bond (ISIN NO0010748742)

Further to the Marine Harvest share trading on the Oslo Stock Exchange excluding a dividend of NOK 1.70 per share, in the form of a repayment of paid-in capital, as from the 20th of May, the conversion price of the Company's EUR 340 million convertible bond (ISIN NO0010748742) has been adjusted.

The new conversion price is EUR 15.7020.

This information is subject of the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act